Western Midstream Partners, LP

9950 Woodloch Forest Drive, Suite 2800

The Woodlands, Texas 77380

September 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Western Midstream Partners, LP

Registration Statement on Form S-4, as amended

File No. 333-289924

Ladies and Gentlemen:

On behalf of Western Midstream Partners, LP (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on September 12, 2025, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-4 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Jackson O’Maley at (713) 758-3374.

Thank you for your assistance with this matter.

Very truly yours,

WESTERN MIDSTREAM PARTNERS, LP

By:	Western Midstream Holdings, LLC, its general partner

By:	/s/ Christopher B. Dial
Name:	Christopher B. Dial
Title:	Senior Vice President, General Counsel and Secretary

cc:	Lande A. Spottswood, Vinson & Elkins L.L.P.

Jackson O’Maley, Vinson & Elkins L.L.P.

D. Alex Robertson, Vinson & Elkins L.L.P.